UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Affinity Gaming, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
203-542-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  Not Applicable

13D
1.		NAME OF REPORTING PERSONS SPH Manager, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* 4,697,637
	8.	SHARED VOTING POWER* -0-
	9.	SOLE DISPOSITIVE POWER* 4,697,637
	10.	SHARED DISPOSITIVE POWER* -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 4,697,637
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 23.2% (1)
14.		TYPE OF REPORTING PERSON IA, PN
*See Item 5.

(1)  This percentage is calculated based upon 20,226,833 outstanding common units as of June 30, 2012, as reported on the issuer’s Form 10-Q filed on August 14, 2012.

CUSIP No.  Not Applicable

13D
1.		NAME OF REPORTING PERSONS Edward A. Mulé
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 4,697,637
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 4,697,637
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 4,697,637
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 23.2% (1)
14.		TYPE OF REPORTING PERSON IN
*See Item 5.

CUSIP No.  Not Applicable

13D
1.		NAME OF REPORTING PERSONS Robert J. O’Shea
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO, WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 4,697,637
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 4,697,637
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 4,697,637
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 23.2% (1)
14.		TYPE OF REPORTING PERSON IN
*See Item 5.

CUSIP No.  Not Applicable

This Amendment (“Amendment”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on May 7, 2012, as amended by Amendment No. 1 filed by the Reporting Persons on October 31, 2012 (as amended, the "Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

As described in Item 4 below, the Reporting Persons acquired additional Common Units using investment capital of SPH Investment.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented as follows:

On November 1, 2012, the Reporting Persons acquired 355,041 Common Units in open market transactions for investment purposes.  Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Units, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and 5(c) are hereby amended and restated as follows:

(a) The Reporting Persons beneficially own the Common Units.  There were 20,226,833 Common Units outstanding as of June 30, 2012, as reported in the Issuer’s Form 10-Q filed on August 14, 2012.  The beneficial ownership of the Reporting Persons represents approximately 23.2% of the outstanding Common Units.

(c) Except as disclosed below, the Reporting Persons have not effected any transactions in the Issuer’s Common Units during the past sixty days.

Date	Number of Common Units Purchased/Sold	Price per Common Unit	Nature of Transaction
11/1/2012	355,041	$11.25	Open Market Purchase
10/31/2012	74,242	$11.50	Open Market Purchase
10/26/2012	350,000	$11.25	Open Market Purchase

Item 7.Material to be filed as Exhibits

Exhibit 1 – Joint Filing Agreement, dated as of November 5, 2012, by and among the Reporting Persons

CUSIP No.  Not Applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 5, 2012

SPH MANAGER, LLC

By: Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A. MULÉ
/s/ Edward A. Mulé
ROBERT J. O’SHEA
/s/ Robert J. O’Shea

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  November 5, 2012

SPH MANAGER, LLC

By: /s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A. MULÉ
/s/ Edward A. Mulé
ROBERT J. O’SHEA
/s/ Robert J. O’Shea